EXHIBIT 17.1

H. Deworth Williams
2681 E. Parleys Way, Suite 204
Salt Lake City, Utah 84109
Telephone:  801-322-3401
Email address:  deworth@xmission.com
September 4, 2012

VIA EMAIL AT mdplr@aol.com & VIA FACSIMILE

AT 501-676-5274

Michael D. Parnell, CEO
U.S. Rare Earths, Inc.
12 Gunnebo Drive
Lonoke, Arkansas 72086

RE:           My response, under Item 5.02 of Form 8-K, to US Rare Earth’s explanation for removing me from the Board, “for cause,” on Monday, August 27, 2012

Dear Mr. Parnell:

At a Board Meeting of U.S. Rare Earths, Inc. (“Company” or “USRE”) held by telephone conference on Monday, August 27, 2012, Mr. Ed Cowle and I were removed from the Board of Directors “for cause.” This was reported on Edgar on Wednesday, August 29, 2012, in a Form 8- K filed by the Company.  You have requested from me and Item 5.02(a) of the Form provides that a director who is removed from the Board of a ‘34 Act Company is to write a letter to the Company stating whether he agrees with the statements made by the Company in its Form 8-K and if not, stating the respects in which he does not agree.

The “cause” stated by USRE in its Form 8-K filing is that Ed Cowle and I, while Directors, participated in the filing, on Edgar, of a 14C Information Statement on the previous Friday that “contained material omissions and misstatements in direct violation of federal [securities] law and the Company’s Code of Ethics.” In other words, Ed Cowle and I are charged with having committed securities fraud, allegations that also have criminal counterparts given that, to my understanding, virtually all federal securities violations have criminal counterparts.  A copy of the Company’s Code of Ethics is posted on its website, www.usrareearths.com.

Please be advised that I could not disagree more with the statements and conclusions made by the Company in its Form 8-K concerning my removal as a Director.  It is my firm belief that, contrary to the statements in the Company’s Form 8-K, the real reason I was removed as a Director of the Company was in retaliation for (1) voicing my concern about the obscene warrants, stock options, stock grants, exorbitant salaries, etc., that management and certain insiders were taking and helping themselves to in order to substantially dilute the shareholders, all as part of a concerted effort to take voting control of the Company, and (2) for participating in the filing of the Schedule 14C Information Statement which I, along with other persons whom together represent a majority of the Company’s issued and outstanding voting shares, filed last Friday, August 24, 2012.  Contrary to what the Company would have the Commission falsely believe in its Form 8-K, the 14C Information Statement is a document that the majority shareholders had every right, under both state and federal law, to file on Edgar and thereupon mail out to the shareholders as required under applicable SEC rules and regulations.  I might also point out that retaliation is expressly prohibited under Article VIII of the Company’s Code of Ethics, thereby rendering every Board Member who voted to remove me a violator thereof.

Michael D. Parnell, CEO

September 4, 2012

By way of background, I have been a Director of the Company since 2011.  In approximately 1995, Mr. Cowle and I began the Idaho and Montana-based mineral rights acquisition project that has culminated in the rare earths claims which, with their acquisition by the Company, now comprise the bulk of USRE’s assets.  Over the years, Mr. Cowle and I engaged geologists and various professional who guided us through acquiring the best thorium and rare earths prospects in Idaho and Montana.  Over at least a 15 year period, this required a considerable amount of investment effort on our part toward prospecting, staking claims, sampling, testing, etc., with considerable amounts of money expended toward expanding and retaining claim blocks necessary to build a viable exploration company.  In August 2011, approximately a year ago, the Company entered into a triangular merger transaction with Mr. Cowle’s and my privately held rare earths company through which the Company acquired most of the unpatented rare earths mining claims and other properties that it now has.  As a result of that transaction, several new people assumed positions on the Company’s Board of Directors.  Gradually over time, certain USRE officers and insiders began engaging in activity that depleted the Company’s cash assets and that otherwise substantially impaired, or potentially impaired, market value.  As a board member, I initially went along with issuing some stock options and cashless warrants to certain insiders, including the hiring of new officers and the addition of people to the board of directors, but my belief is that, over time, this not only got terribly out of hand but it didn’t make any sense.  These self-serving decisions became reflected in the Company’s stock price.  For example, the stock price’s high in the last 52 weeks has been $7.  The low has been 11 cents as recently as two weeks ago on August 16, 2012, a price at which further issuances of stock were authorized by the remaining Board, all as disclosed in the Company’s Form 8-K filed on Edgar on August 31.  This significant drop in stock price has been the result, in my opinion, of the kinds of self-dealing actions the Company’s management and certain insiders were doing, not the least of which was incurring substantial debt for no good reason that I could see or understand.  As one example, USRE entered into a consulting agreement with a “consulting company” in NY that is not a registered or licensed securities broker-dealer and under which USRE issued various warrants and agreed to pay the “consulting company” $50,000 a month—a substantial debt that, to my knowledge, USRE continues to accrue on a monthly basis.  Later, as disclosed in Notes 7 and 8 to USRE’s audited financial statements in its last Form 10-K, the same consultant’s warrants were canceled and on December 31. 2011, the consultant was re-issued a cashless warrant to purchase a total of 1.3 million shares at an exercise price of $0.50 per share.  According to the Notes, the warrant is valued at $3.705,000.  On the same day, the Notes disclose that this consultant was issued an additional 700,000 cashless warrants, also having a warrant price of $0.50 per share and valued at $1,995,000.  According to the Notes, these or some of these 2 million of cashless warrants valued at a total of $5.7 million appear to be non-dilutable with regard to subsequent equity sales.  In sharp contrast to this kind of generous compensation, persons who bought common stock on the 2011 private placement paid $2.85 per common share with warrants—not cashless warrants—having an exercise price of $4.85 per share.  This remarkable disparity in the treatment of a “consultant” versus an investor is difficult to understand, let alone justify, in my opinion.  Aside from the substantial dilution to stockholders, such exorbitant compensation paid to this “consultant” gave me serious concern that it was an undisclosed “brokerage commission” for “the consulting company” raising $3.8 million last year from investors.  Stated another way, in exchange for raising $3.8 million, the “consultant” appears to have been given $5.7 million worth of warrants.  If this compensation is indeed a “commission,” and I don’t know that it is, it represents a 150% commission.  This is not to ignore the $50,000 cash payment per month payable to this same consultant.  This hardly makes sense.  As time went on, USRE continued, in my opinion, to engage in this activity of impairing shareholder equity and of potentially diluting shareholders with the prospect of converting substantial accrued debt, including accrued salaries, to common stock.  It continued to do so even though its mining exploration arm has no income and the Company’s media subsidiary is virtually a “break-even” enterprise.  In addition, over time, I witnessed what I considered an attempt by officers and certain insiders to “stack the board” in their favor.  Ed Cowle and I found all this quite alarming.

Michael D. Parnell, CEO

September 4, 2012

Ed Cowle, the other director who was similarly ousted from the Board on Monday, and I repeatedly complained about the foregoing brazen efforts to dilute shareholders.  In particular, it was our view that the type of debt accumulation that management and others were engaging in and had ratcheted up at the expense of the existing shareholders would make it impossible to raise the money necessary to engage in a bona fide mineral exploration program on the rare earths properties.  The majority of other Board Members wanted to hear nothing of this.  Later on, several months ago, when I asked what was going on with the Company, Mr. Parnell told me that an “operating committee” had been formed, of which I was not a member, nor was Ed Cowle, and therefore, we would not be privy to what was going on, even though we were Directors.  (In my view, this prevented Ed Cowle and me from exercising our fiduciary duties as Directors and it has never been disclosed on Edgar.) I was told this even though the Company’s Edgar filings, to my knowledge, fail to show the formation of any such committee and in fact, the Bylaws require that if such a committee is to be formed, it must be approved by the Board of Directors, something that never occurred.  This excuse or ruse was simply to shut Ed Cowle and me out of what was going on with the Company while we were still Directors.  More importantly, in my opinion, Mr. Cowle and I were excluded so that the majority of the Board could continue its strategy of issuing cashless warrants, options, taking on new employees the Company didn’t need and couldn’t afford to pay or employ, and accruing their salaries as on-going debt—all to eventually give them voting control of the Company.  (I might add that at the end of the Code of Ethics link on the Company’s website, it discloses the existence of an “audit committee” to oversee compliance with the Company’s Code of Ethics.  To my knowledge, no audit committee has similarly ever been formed.  If it has, I was never made aware of it as a Director.)

Week before last, notice of a Board Meeting was announced for Monday, August 27, 2012.  Because the notice contained no agenda, Mr. Cowle and I believed that one of the purposes of the meeting was possibly, perhaps even probably, to formally authorize the issuance of more shares, cashless warrants, options and perhaps convert outstanding accrued debt to stock, thereby even further and more substantially diluting existing shareholders.  As a result, we, along with other shareholders, filed a14C Information Statement on Edgar by which a solid majority of the Company’s shareholders representing approximately 58% of the Company’s issued and outstanding common capital shares, voted-in 5 directors, some adverse to us, some not, but all of whom were already on the Board.

At the Board Meeting held on Monday, August 27, 2012—a Board Meeting that failed to contain an agenda announcing the consideration of our removal—the majority Board Members whom Mr. Cowle and I believed were seeking to wrest control of the Company from the existing shareholders, produced a lawyer we had never known or heard of and who purported to run the entire meeting as “the newly appointed Company counsel.” This was a farce in my view because representing the majority of Board Members and their desire to take full control of the Company does not make a lawyer a representative of the Company as a whole and its interests as an entity.  In my view, if one were going to represent “the Company,” that person should be representing the interests of none other than the majority shareholders.  This is because they are the people that are the Company, not a majority of Board Members, and certainly not a majority of Board Members whom we believed were methodically working and devising ways to take majority shareholder control for themselves.

Michael D. Parnell, CEO

September 4, 2012

In the meeting, the newly appointed counsel threatened our counsel who was not present on the call and who had assisted in the preparation of the 14C Information Statement and accused him of committing securities fraud.  Such “newly appointed Company counsel” did so on the ground that our failure to mention or quote Section 3.15 of the Bylaws, which relates to removing directors, rendered the 14C Information Statement “materially omissive and misleading”—the implication being that Section 3.15 of the Bylaws relating to removing directors necessarily trumps the right of a majority of a company’s shareholders to elect a board when, in fact, the Company hadn’t had an annual meeting to elect directors since its inception.  (This was also a silly point because such provision of the Bylaws requires removal of a board member by a two-thirds vote of the shareholders only when a formal shareholders’ meeting is called and held, which was not the case.)  Not content with that obvious absurdity, counsel further alleged that the representation in the Written Consent of a Majority of Shareholders attached as an exhibit to the 14C that only 7 could serve on the Board when 11 could actually serve on the Board was also so “material” that, in his opinion, it similarly rendered the entire 14C Information Statement false, misleading and effectively fraudulent.  This second allegation was especially ridiculous, in my opinion, because (1) a signed copy of the apparent unanimous Board Resolution approving the increase of the Board from 7 to 11 in June or July 2011 was never furnished to either me or Ed Cowle as Board Members, (2) the Company never identified the alleged amendment to its Bylaws in its Form 10-K for December 31, 2011, and the exhibits thereto, and (3) the alleged unanimous board resolution was never, to my knowledge, filed on Edgar where anyone, including me or Ed Cowle, would have seen or otherwise had notice of it.  More importantly, however, whether the Board could consist of 7, 9 or 11 was not significant or particularly relevant to the 14C’s purpose of voting-in directors.

The failure to mention Section 3.15 of the Bylaws in the initial 14C Information Statement when our own counsel didn’t see its relevance to the 14C and secondly, the failure to recognize or mention the alleged amendment to the Bylaws back in June or July 2011, an amendment that Ed Cowle and I weren’t aware of and had no particular reason to recall or be aware of, were alleged by such new counsel to be material misstatements or omissions of fact in the 14C which rendered the entire document “fraudulent.” As a result of this conclusion that was railroaded through at the meeting, a majority of the Board resolved to dismiss Ed Cowle and me from the Board “for cause,” that is, for (1) questioning whether management was acting in the best interests of the shareholders and (2) for our actually carrying out what a majority of shareholders of an American corporation are lawfully entitled to do.  See original and amended 14C Information Statements filed on Edgar.  Not satisfied with that result, such alleged “new Company counsel” further sought and received Board approval to file a complaint against our legal counsel with the SEC for apparently making such alleged “fraudulent misrepresentations or omissions” in the 14C Information Statement, something that Ed Cowle and I believe constitutes or borders on a form of extortion.  This is because the implication was clear that we better “shut up” and do what this “new Company counsel” wanted or else our own counsel would never again be allowed to practice before the Commission, let alone ever represent us again.

As to my alleged failure to disclose a prior SEC enforcement action that is over 12 years old as a further basis for removing me “for cause,” the fact is that USRE was already well aware of this and had discounted such fact long ago because of its age.  To my understanding, being not only over 5 years old but also over 12 years old, it is not relevant anymore as a matter of law.  Having said this, I am appalled that the Board would bring this up as an additional ground for my removal when the Company’s own CEO, Mr. Parnell, also signed a consent decree with the Securities and Exchange Commission for conduct that, on its face, was far more egregious than anything I did or have ever done.  See, http://www.sec.gov/litigation/litreleases/lrl6415.htm Mr. Parnell’s consent decree was not disclosed in the Edgar filings of Calypso, the predecessor to USRE, when he first acquired an interest in it, though it was disclosed by him later in an S-1 registration statement filed on Edgar.  Mr. Parnell’s SEC problems have also not been disclosed on USRE’s website, which appears to be a violation of provisions of its Code of Ethics which require full and fair public disclosure.  If I was dismissed from the Board for signing an SEC consent decree in 2000, it only seems right that Mr. Parnell should also be dismissed from the Board for similarly signing an SEC consent decree in the same year.  A copy of Mr. Parnell’s consent as announced by the SEC is attached hereto as Exhibit “A”.

Michael D. Parnell, CEO

September 4, 2012

Our own counsel, whom we believe was egregiously slandered by the “new Company counsel” in the telephone Board Meeting, has advised us that, in his opinion, the failure to (1) refer to Section 3.15 of the Bylaws in the original 14C and (2) the apparent clerical error concerning identifying the correct number of directors authorized to sit on the Board in an exhibit thereto, are not only immaterial on their face but, as a matter of law, they cannot be material to the original 14C Information Statement.  This is because the 14C Information Statement does not solicit or seek any shareholder’s vote.  According to our counsel, the situation is similar or analogous to a merger transaction in which the votes of minority shareholders are not sought or obtained.  In such a situation, the minority shareholders can elect dissenters’ rights and seek appraisal of the value of their shares but they can’t allege fraud, simply because, without any reliance on anything represented, it is impossible for them to have been defrauded.  The merger transaction would occur and will occur anyway because a majority of shareholders has approved it.  Our counsel has further explained that this is why the Forced Sale Doctrine has not been adopted as theory of securities fraud liability in most, if not all, jurisdictions.  That is, it is because there can be no reliance and, in some instances, such as in a corporate dissolution that confers appraisal rights, the corporate action is not even considered a “sale” of securities.  Such is the case here.

It is noteworthy that at the time Mr. Cowle and I were removed from the Board on the late afternoon of August 27, a follow-up Board Meeting was announced to resume later in the evening.  As mentioned above and as reported in the Company’s Aug. 31, 2012, Form 8-K, the remaining Board resolved at that follow-up meeting to issue over 6 million shares of stock, most of which was for “services rendered,” further and more egregiously diluting existing stockholders than Mr. Cowle and I ever would have imagined.  In that Form 8-K, which is summarized on stock websites such as Yahoo! Finance, it is disclosed that the Board authorized the issuance of over 2 million shares to the Chairman of the Board at $0.11 per share when the stock has been trading at $0.50 and $0.60 per share.  Secondly, 3.79 million shares were authorized to be issued to 4 other directors for apparent services when all of these 4 people already have employment agreements, warrants, cashless warrants, stock options and accrued salaries.  It is as if there is no stopping what I perceive as their concerted effort to dilute shareholders and take voting control of the Company, a Company which, in a prior press release dated in July 2012, these same people disclose as having rare earth properties worth $1.2 BILLION.  A copy of this Press Release is attached hereto as Exhibit “B”.

Had Mr. Cowle and I known of Mr. Parnell’s consent decree in December 2007, we wouldn’t have gotten him involved with the Company back then.  In addition, had we (1) known that an unlicensed and unregistered broker-dealer would be raising money for the Company and taking 2 million cashless warrants valued at $5.7 million and $50,000 per month in “consulting fees,” and (2) had we known that current management and certain insiders intended, in August 2011, to embark on a plan to issue themselves millions of warrants, stock options, shares for services, take and accrue big salaries, and otherwise incur substantial debt which can easily be converted to stock, thereby substantially and recklessly diluting the stockholders without what we believe to be adequate consideration, we never would have engaged in the August 2011 merger transaction by which current management came to power and is now seeking to secure majority shareholder control for themselves.

Based on the foregoing, I believe that the description in the Form 8-K of why Ed Cowle and I were removed from the Board of Directors is false, omissive, misleading and incorrect.  There is no dispute, in my opinion, that we were removed from the Board in retaliation for voicing our concerns that a majority of the Board were, in our opinion, engaging in self-dealing, were recklessly incurring enormous debt and otherwise running the Company into the ground as a means of eventually getting voting control, something that I believe is well within our fiduciary duty as Directors to bring to light.  I also believe that Ed Cowle and I were egregiously slandered at the Board Meeting by “the new Company counsel” and those Board Members who voted for our removal for a trumped up “cause” that doesn’t exist.

Please file an Amended Form 8-K and attach this letter as an exhibit as required under Item 5.02.  Thank you.

Yours very truly,

/s/ H. Deworth Williams

H. Deworth Williams

Cc: J. Michael Coombs, Esq.

Litigation Release No. 16415 \ January 21, 2000 Page 1

Exhibit A

U.S. Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Litigation Release No. 16415 \ January 21, 2000

SECURITIES AND EXCHANGE COMMISSION v. CORPORATE RELATIONS GROUP, INC., STRATCOMM MEDIA LTD., GULF ATLANTIC PUBLISHING, INC., NEW CONCEPTS L.L.C., CJL CORPORATION, POW WOW, INC., FONDO DE ADQUISICIONES E INVERSIONES INTERNACIONALES XL, S.A., C.A. OPORTUNIDAD, S.A., AMMONIA HOLD, INC., ROBERTO E. VELTIA, JAMES W. SPRATT III, JAMES A. SKALKO, JACK R. RODRIGUEZ, JOSE ANTONIO GOMEZ CORTES, ARNOLD ZOUSMER, CHARLES J. LIDMAN and MICHAEL PARNELL

Civil Action No. 99-1222-CV-22-A (M.D. Fla., Orlando) (filed September 27, 1999)

The Securities and Exchange Commission ("Commission") announced today that, on December 28, 1999, the United States District Court for the Middle District of Florida entered Final Judgments against Ammonia Hold, Inc. ("Ammonia Hold"), a Little Rock, Arkansas company that manufactures odor-eliminating products for consumer and industrial markets, and Michael D. Parnell ("Parnell") a major Ammonia Hold shareholder and one-time president of the company.

Without admitting or denying the Commission's allegations, Ammonia Hold and Parnell consented to the entry of a judgment which permanently enjoins them from violating Sections 5(a), 5(c) and 17(a) of the Securities Act of 1933 ("Securities Act") and Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder. The judgment also requires Parnell to pay a $25,000 civil penalty.

The Commission alleged that Ammonia Hold and Parnell violated the registration requirements of the Securities Act in the issuance and sale of its stock to a public relations firm known as Corporate Relations Group, Inc. ("CRG"). The Commission also charged Ammonia Hold and Parnell with fraudulently reporting the proceeds of the sale of stock to CRG, through co-defendant Fondo de Adquisiciones E Inversiones Internacionales XL, S.A. ("Fondo"), as licensing revenues. The proceeds of the stock sales should have been reported as infusions of capital in a report required to be filed with the Commission, in a press release and on the Ammonia Hold's website.

The Commission's enforcement action, which alleged a variety of federal securities laws violations, including violations of the antifraud, antitouting and registration provisions, is still pending in the Middle District of Florida. See Litigation Release No. 16294 (September 27, 1999).

http://www.sec.gov/litigation/litreleases/lr16415.htm

---

http://www.sec.gov/litigation/litreleases/lr16415.htm 9/4/2012

U.S. Rare Earths, Inc. Reports Independent Valuation of $1.2 Billion Inferred REO Resource - Y... Page 1 of 3

YAHOO! FINANCE

Exhibit B

U.S. Rare Earths, Inc. Reports Independent Valuation of $1.2 Billion Inferred REO Resource

Report Covers Just a Portion of Company Properties; Suggests Company May Control "Next Major REE Deposit in the U.S."

Press Release: U.S. Rare Earths, Inc. – Thu, Jul 12, 2012 9:15 AM EDT

LONOKE, Ark.--(BUSINESS WIRE)--

U.S. Rare Earths, Inc., "USRE," (UREE), www.USRareEarths.com, announced today the preliminary results of an independent analysis of a portion of its Idaho and Montana properties. The third-party resource assessment, undertaken by geological and metallurgical engineer Howard Dunn, was derived from historic work on the properties, applying international standards and guidelines.

"Taken along with the strong surface sample showings we reported in June, this new report further confirms the promise of our properties' potential," commented Michael Parnell, CEO. "As a preliminary finding, this suggests our properties may well constitute the next major deposit of REE in the United States," added Parnell.

The report indicates the presence of 0.645MT (metric tons) of inferred resources at 0.95% REO (Rare Earth Oxides; weighted average), with an additional 1.5MT of inferred resources at 0.67% REO (weighted average) at the Company's Idaho and Montana claims, both in the Lemhi Pass region.

The calculations were made from representations of mineralization present from historical surface rock sampling and drill hole data. The metal oxide content weighted average gross values for the inferred resource are approximately $570/ton.

"I am encouraged by the projected value of $1.2 billion REO," said Greg Schifrin, COO. "Given the industrial needs of the time, the historic work looked only at the Light Rare Earths and a single Heavy Rare Earth. Our upcoming drill season will give us additional data on the presence of the entire suite of Rare Earths to complement Dunn's historic assessment."

"We're treating this valuation as conservative, since the preliminary Dunn assessment covers just a portion of our property portfolio," said Mr. Parnell. "Our drill program will give us an even sharper picture across more claims."

Howard Dunn is with Process Engineering and holds degrees in Geological and Metallurgical Engineering from the Colorado School of Mines in Golden, CO. He is a registered chemical engineer in the states of Idaho and Colorado with two decades experience in resource analysis. His prior projects include Department of Defense, NASA and Department of Energy engagements.

U.S. Rare Earths' properties in Idaho and Montana, including Lemhi Pass, have been recognized in the U.S. Department of Energy's Critical Materials Strategy publications to have significant showings of Heavy Rare Earth Elements, in particular for the five Rare Earths identified by DOE as being at "Critical Risk": Dysprosium, Europium, Neodymium, Terbium and Yttrium.

Earlier this week, the Company announced the engagement of Ruen Drilling, Inc., with extensive drilling experience over 30 years on three continents, to lead U.S. Rare Earths' 2012 Drill Program, with its early focus on Idaho and follow-on program at its Montana properties.

The Company announced on June 22 that surface rock sampling conducted in the fourth quarter 2011 at its Idaho and Montana properties near Lemhi Pass and North Fork Idaho, along with results from sampling in 2009 and 2010 indicate the presence of Total Rare Earth (TRE) ranging as high as 26%.

About U.S. Rare Earths, Inc.:

U.S. Rare Earths, Inc. (USRE), (UREE), is a mineral exploration, mining and claims acquisition company based in Lonoke, AR. Formerly Colorado Rare Earths, Inc, the company holds over 16,000 acres of mining claims for rare-earth

http://finance.yahoo.com/news/u-rare-earths-inc-reports-131500344.html 9/4/2012

U.S. Rare Earths, Inc. Reports Independent Valuation of $1.2 Billion Inferred REO Resource - Y... Page 2 of 3

elements in Colorado, Idaho and Montana. In Colorado these include the Powderhorn Property in Gunnison County, and Wet Mountain Property in Fremont and Custer Counties. Additional claims include the Lemhi Pass Property in Lemhi County, Idaho and Beaverhead County, Montana; Diamond Creek and North Fork Properties in Lemhi County, Idaho and the Sheep Creek Property in Ravalli County, Montana. Rare earth elements are critical to many existing and emerging 21st century applications including clean-energy technologies such as hybrid cars and electric vehicles; high-technology applications including cell phones and digital music players; hard disk drives used in computers; microphones; fiber optics; lasers; and in addition, critical defense applications such as global positioning systems, radar and sonar; and advanced water treatment applications, including those for industrial, military, homeland security, domestic and foreign aid use. For more information visit www.usrareearths.com.

SAFE HARBOR STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements represent U.S. Rare Earths, Inc.'s beliefs, projections and predictions about future events or U.S. Rare Earths, Inc.'s future performance. Forward-looking statements can be identified by terminology such as "may," "will," "would," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause U.S. Rare Earths, Inc.'s actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements. In light of the significant uncertainties inherent in any forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

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http://finance.yahoo.com/news/u-rare-earths-inc-reports-131500344.html 9/4/2012